Exhibit 1.2

RADWARE LTD.

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, SEPTEMBER 6, 2011

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company”) will be held on Tuesday, September 6, 2011, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.	To re-elect Dr. Hagen Hultzsch and Ms. Yael Langer as class III directors;

2.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years;

3.
To approve amendments to Articles 46, 69 and 70 of the Company’s Articles of Association relating to proceedings of the Board of Directors, indemnification and insurance of office holders and notices of shareholder meetings, respectively;

4.	To approve an amendment to the form of indemnity letters issued by the Company in favor of officers and directors; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2010 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 1, 2011, are entitled to notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

               Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors

/s/Roy Zisapel

ROY ZISAPEL
President and Chief Executive Officer

Date: July 28, 2011

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL
_____________________

PROXY STATEMENT
_____________________

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2011 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Tuesday, September 6, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To re-elect Dr. Hagen Hultzsch and Ms. Yael Langer as class III directors;

2.	To authorize Mr. Yehuda Zisapel to act as Chairman of the Board of Directors for a period of three years;

3.
To approve amendments to Articles 46, 69 and 70 of the Company’s Articles of Association relating to proceedings of the Board of Directors, indemnification and insurance of office holders and notices of shareholder meetings, respectively;

4.	To approve an amendment to the form of indemnity letters issued by the Company in favor of officers and directors; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2010 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 4, 2011 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 1, 2011, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of July 28, 2011, the Company had issued and outstanding 21,006,661 Ordinary Shares (excluding 1,795,957 treasury shares).

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices located at 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, not later than August 11, 2011.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 28, 2011, (i) the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,959,734	14.08%
York Capital Management Global Advisors, LLC (2)	2,018,637	9.61%
Federated Investors, Inc. (3)	1,561,096	7.43%
Rima Management, LLC (4)	1,533,327	7.30%
Roy Zisapel (5)	1,343,083	6.22%
Cadian Capital Management, LLC (6)	1,089,147	5.18%

All directors and executive officers as a group (12 persons including Yehuda Zisapel) (7) (8)	4,550,888	20.89%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(1) Includes: (i) 2,505,243 ordinary shares held directly; (ii) 20,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days; (iii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly-owned by Yehuda Zisapel; and (iv) 139,491 ordinary shares held of record by Radbit Computers Inc., a New York corporation partially owned by Bynet Data Communication Ltd.,  an Israeli company wholly-owned by Yehuda Zisapel and his wife, Nava Zisapel.

(2) Share are beneficially owned as follows: (i) 272,589 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.; (ii) 465,288 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.; (iii) 424,096 ordinary shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC; (iv) 361,149 ordinary shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC; (v) 173,900 ordinary shares directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC; (vi) 38,558 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.; and (vii) 283,057 ordinary shares directly owned by certain accounts (the “Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”). York Capital Management Global Advisors, LLC (“YGA”), a New York limited liability company, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by such investment funds. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by YGA on February 10, 2011. Prior to this filing, YGA had not publicly disclosed any beneficial ownership of our ordinary shares.

(3) Share are beneficially owned by Federated Investors, Inc. (the “Parent”), the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own ordinary shares. The Investment Advisers are wholly-owned subsidiaries of FII Holdings, Inc., which is wholly-owned subsidiary of the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 9, 2011. As of April 10, 2010, Federated Investors, Inc. owned 10.05% of our outstanding ordinary shares, and as of March 20, 2009, Federated Investors, Inc. owned 9.61% of our outstanding ordinary shares.

(4) Shares are beneficially owned by Rima Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 9, 2011. As of April 10, 2010, Rima owned 9.77% of our outstanding ordinary shares, and as of March 20, 2009 Rima owned 6.86% of our outstanding ordinary shares.

(5) Consists of 768,083 shares and 575,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 200,000 options at an exercise price of $8.78 which expire in September 2014; and 375,000 options at an exercise price of $15.22 which expire in December 2014.

(6) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 18, 2011.

(7) Consists of 3,772,188 shares and 778,700 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 21,200 options at an exercise price of $8.99 which expire in July 2012; 30,000 options at an exercise price of $14.94 which expire in September 2012; 7,500 options at an exercise price of $10.64 which expire in June 2013; 50,000 options at an exercise price of $6.15 which expire in April 2014; 25,000 options at an exercise price of $6.31 which expire in June 2014; 260,000 options at an exercise price of $8.78 which expire in September 2014; 10,000 options at an exercise price of $10.90 which expire in December 2014; and 375,000 options at an exercise price of $15.22 which expire in December 2014.

(8) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party,  which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

ITEM 1
TO RE-ELECT TWO CLASS III DIRECTORS
(Item 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2012; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2013; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2011, i.e., the date of the Meeting.

The term of service of Dr. Hagen Hultzsch and Ms. Yael Langer, the two directors in Class III, expires on the date of the Meeting. We are proposing to re-elect Dr. Hagen Hultzsch and Ms. Yael Langer at the Meeting, such that their term will expire at the annual general meeting for the year 2014. These nominees were approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ rules.

We currently have a board of seven (7) directors, including two external directors. Subject to the re-election of the nominees (in this Item 2), we expect to have, following the Meeting, a board of seven (7) directors, including two external directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Dr. Hagen Hultzsch and Ms. Yael Langer. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be re-elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the respective nominees.

Dr. Hagen Hultzsch, 70, has served as a member of our Board of Directors since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the boards or advisory boards of several companies and academic institutions. Dr. Hultzsch serves as a director of the T-Systems Solutions for Research GmbH, Zimory AG and others and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

Yael Langer, 46, has served as a member of the Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on NASDAQ and the Tel-Aviv Stock Exchange. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd, the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer has an L.L.B. from the Hebrew University in Jerusalem.

If elected, Dr. Hagen Hultzsch and Ms. Yael Langer will continue to be entitled to receive the compensation we pay to our other directors described below under “Executive Compensation”. They have also been provided with indemnification letters (see Item 4 below).

The Proposed Resolution

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Dr. Hagen Hultzsch is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., his term shall expire at the annual general meeting for the year 2014;" and

RESOLVED, that Ms. Yael Langer is hereby re-elected to serve as a member of the Board of Directors of the Company until her successor is duly elected and qualified, in Class III, i.e., her term shall expire at the annual general meeting for the year 2014.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominees named above as  directors.

The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office

Yehuda Zisapel*, 67, co-founder of our Company, has served as a director since our inception in May 1996 and as Chairman of our Board of Directors from May 1996 until August 2006 and again since November  2009. In addition, he serves as a director of Radware Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel, the President, Chief Executive Officer and a director of the Company.

Avraham Asheri*, 73, has served as a member of the Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Koor Industries Ltd., Discount Mortgage Bank Ltd., Micronet Ltd. and Meditor Pharmaceuticals Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991-1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. among other companies. Mr. Asheri holds a BA degree in economics and political science from the Hebrew University.

Roy Zisapel**, 41, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

Prof. Yair Tauman***, 63, has been the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya, Israel since January, 2010. He is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the Board of Directors of several companies from different sectors including online auctions, financial information, education and IT, one of which, ADVFN Plc, is traded on the London Stock Exchange. Prof. Tauman obtained his Ph.D. and M.Sc. in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University of Jerusalem.

David Rubner***, 71, has served as a member of the Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991-2000 he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University.

_______________________

* Member of Class I
** Member of Class II
*** External Director

Board Meeting and Committees

During 2010, the Board of Directors held 9 meetings.

The Board of Directors formed an Audit Committee, which is comprised of Prof. Yair Tauman, Mr. David Rubner, Dr. Hagen Hultzsch and Mr. Avraham Asheri, all of whom qualify as independent directors, as determined under the SEC and NASDAQ rules. The Audit Committee's purpose and responsibilities, include, among other things, (1) assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, (2) select, evaluate and, where appropriate, recommend to replace, the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees, (3) identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company’s independent accountants, and to recommend remedial measures to the Board of Directors and (4) review, and, where appropriate, approve certain interested party transactions specified under the Companies Law. Our Board of Directors has determined that Mr. Avraham Asheri, a member of our Audit Committee, is considered an “audit committee financial expert” under the rules of the SEC and NASDAQ. During 2010, our Audit Committee held six (6) meetings.

The Board of Directors also formed a Compensation Committee, which is comprised of Mr. David Rubner, Prof. Yair Tauman and Dr. Hagen Hultzsch, all of whom qualify as independent directors as determined under NASDAQ rules. The Compensation Committee is authorized to make decisions regarding executive compensation and administers the Company’s share option plans. During 2010, our Compensation Committee held six (6) meetings.

Executive Compensation

General. The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2010 fiscal year was $2,151,000. This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as directors fees. It also includes fees and benefits incurred in relation to Mr. Colin Green, a former director who left the Company during 2010.

Our non-employee directors are entitled to the following compensation: (a) a retainer fee of NIS 120,800 (currently equivalent to approximately $34,500) per year of service; and (b) per meeting remuneration as follows: (i) NIS 3,600 (currently equivalent to approximately $1,030) for each board or committee meeting attended, provided that the director is a member of such committee; (ii) compensation for telephonic participation in face to face board and committee meetings in an amount of 60% of what is received for physical participation; and (iii) compensation for board and committee meetings held via teleconference or other electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All the foregoing amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, each of our non-employee directors is entitled to a grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 30,000 Ordinary Shares, which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

The above compensation policy was approved by our Compensation Committee, Audit Committee, Board of Directors and shareholders.

The total number of options granted to officers and directors of the Company during 2010 as a group was 83,000 at a weighted average exercise price of $33.37. The options expire sixty-two months after grant.

Chief Executive Officer Compensation. On December 31, 2007, our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $250,000 per annum. Pursuant to our shareholder’s approval on October 5, 2010, effective as of 2010, our Chief Executive Officer is entitled to an annual bonus structure which will be comprised of two components, where (i) reaching 100% achievement of the milestones will entitle our Chief Executive Officer to a bonus of $175,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee (as approved by the Audit Committee and the Board of Directors) will entitle our Chief Executive Officer to an additional bonus of up to $75,000. Based on the 2010 milestones, our Chief Executive Officer was granted a bonus of $210,000 for 2010. Based on the milestones set in 2009, the Chief Executive Officer was granted a bonus of $100,000 for 2009. Our Chief Executive Officer did not receive an annual bonus for 2008.

On December 31, 2007, following the approval of our shareholders, we granted 500,000 stock options to our Chief Executive Officer with an exercise price of $15.22 per share and which expire seven years from the grant date, i.e. on December 31, 2014. The exercise of these options is contingent upon the increase in the market price of our ordinary shares compared to the closing share price on NASDAQ immediately prior to the time that the shareholder meeting was convened as follows:

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $19.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on April 16, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $21.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on April 23, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $23.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on September 21, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $25.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on October 6, 2011.

On July 19, 2009, following the approval of our shareholders, we granted 400,000 stock options to our Chief Executive Officer to purchase ordinary shares with an exercise price of $8.78 per share. Fifty percent (50%) of these options are exercisable two years from the grant, 25% of those options are exercisable three years from the grant and the remainder is exercisable four years from the grant. The options expire 62 months from the grant date, i.e. on September 18, 2014.

Mr. Roy Zisapel, our Chief Executive Officer, has requested to forego a proposed increase of his (i) annual base salary from NIS equivalent of $250,000 to $300,000 and (ii) annual bonus from up to $250,000 to up to $300,000. These increases were recently approved by our Audit Committee and Board of Directors, subject to further approval of our shareholders. Following consideration, our Board of Directors has determined to accept the request, such that Mr. Zisapel’s compensation structure described above remains unchanged.

ITEM 2
CHAIRMAN OF THE BOARD OF DIRECTORS
(Item 2 on the Proxy Card)

Background

According to Sections 95(a) and 121(c) of the Companies Law, effective September 15, 2011, a relative of the chief executive officer of a public company, such as Radware, is permitted to serve as the chairman of the board of directors only if authorized to do so by the shareholders.  The shareholders may give such approval for a period of up to three years from the date of approval.

Mr. Yehuda Zisapel has served as a director since our inception in May 1996 and as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. He is also the father of Mr. Roy Zisapel, our Chief Executive Officer, President and Director, and therefore, his service as Chairman of our Board of Directors following September 15, 2011 must be approved by our shareholders.

Our Board of Directors believes that it is in the best interest of the Company to allow Mr. Yehuda Zisapel to continue to act as Chairman of our Board of Directors for a period of three years following the approval of the shareholders in light of, among others, his experience and familiarity with the Company’s business. Even if this matter is approved, Mr. Yehuda Zisapel, if nominated by our Board of Directors, will be required to stand for reelection as a director at the annual general meeting of our shareholders in 2012.  In addition, his service as Chairman will continue to be at the pleasure of our Board of Directors.

Mr. Yehuda Zisapel is not entitled to any additional compensation for his service as Chairman of our Board of Directors. He will, however, continue to be entitled to receive the compensation we pay to our other directors described below under “Executive Compensation”.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Yehuda Zisapel is hereby authorized to serve as the Chairman of the Board of Directors of the Company for a period of three years following the date hereof ."

Required Vote

Approval of the above resolution will require the affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, provided that either (i) the shares voting in favor of such resolution include at least two-thirds of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" (as such terms are defined in the Companies Law)  in approving the resolution, or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or have a personal interest as aforesaid does not exceed two percent (2%) of the total voting power in the Company. Messrs. Yehuda Zisapel and Roy Zisapel are deemed to have a personal interest in this resolution.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or voting power or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our ordinary shares. To avoid confusion, the enclosed form of proxy card includes a certification that you do not have a personal interest in this proposal. If you have a personal interest in this proposal, please contact the Company’s General Counsel at telephone number: +972-3-767-4638; fax number: +972-3-766-8982 or email gadim@radware.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of this matter.

ITEM 3
AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION
(Item 3 on the Proxy Card)

Background

Our Board of Directors approved, as part of its ongoing corporate governance review, the proposed amendments to Articles 46, 69 and 70 of the Company’s Articles of Association set forth in Appendix A hereto:

•
Article 46 – The proposed amendments to Article 46 stipulate the manner and timing for provision of notices of meetings of the Board of Directors. This includes the ability of conducting a meeting of the Board of Directors without notice with the consent of a majority of the directors, which is designed to align Article 46 with recent amendments to the Companies Law;

•
Articles 69 – The proposed amendments to Article 69 are intended to take into account regulations promulgated under the Companies Law concerning notice of general meetings and to simplify the Company’s compliance with them. In particular, the proposed amendments are designed to establish the ability of the Company to communicate with the shareholders via electronic means, such as by way of announcing general meetings through newspaper publications and/or international wire services; and

•
Article 70 – The proposed amendments to Article 70 are primarily intended to (i) incorporate recent changes (the "Administrative Enforcement Law") in the Companies Law and the Israeli Securities Law, 1968 relating to indemnification and insurance of directors and officers for expenses they incur as a result of administrative proceedings that may be instituted against them under the Administrative Enforcement Law and for payments made to injured persons under specific circumstances thereunder, which amendments will permit us to continue to indemnify our directors and office holders to the fullest extent permitted by law and, in this opportunity and (ii) clarify the events in respect of which the Company may indemnify and insure our directors and office holders.

Our Board of Directors believes that the proposed amendments are in the best interests of the Company and its shareholders.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Articles 46, 69 and 70 of the Articles of Association of the Company be amended as set forth in Appendix A to the Proxy Statement dated July 28, 2011; and that the Company may restate the Articles of Association of the Company to reflect such and previous amendments thereto.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 4
REVISED INDEMNITY AGREEMENT
(Item 4 on the Proxy Card)

Background

The Israeli Companies Law and the Company’s Articles of Association permit the indemnification of office holders of the Company. The Company has provided indemnification letters in favor of the Company’s directors and officers in a form that was approved by the shareholders in 2005.

In light of the Administrative Enforcement Law described in Item 3 of this Proxy Statement, the Company’s audit committee and board of directors have approved modifications to such indemnification letters, in the form of the revised agreement attached as Appendix B hereto, to ensure that the Company’s directors and officers have indemnification to the fullest extent permitted by law. In particular, pursuant to the Administrative Enforcement Law, we are not allowed to indemnify or insure our office holders for certain proceedings and for certain financial sanctions resulting from such proceedings. However, the Administrative Enforcement Law allows us to indemnify and insure our office holders with respect to the expenses incurred by them as a result of such proceedings and with respect to certain payments made to the injured parties of such violations as described in the Administrative Enforcement Law. Pursuant to the proposed amendments to the indemnification letters, our indemnification obligations will (1) reflect the new requirements under the Administrative Enforcement Law and reflect our obligations to maintain directors and officers liability insurance, or D&O insurance, coverage, and (2) modify and update the list of indemnifiable events described in Schedule A to such indemnification letters.

Pursuant to the Companies Law, the amendments to the indemnification letters (1) issued to directors requires, in addition to the aforesaid approvals of the audit committee and board of directors, shareholder approval, and (2) will not be made if the proposed related amendments to the Company’s Articles of Association in Item 3 are not approved.

The Board of Directors believes that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s undertaking to enter into an Indemnification Agreement with each of the Company’s directors, in the form of the agreement attached as Appendix B, be, and it hereby is, ratified and approved;

“RESOLVED, that for the purposes of the foregoing resolution, the term “director” shall include all present and future directors of the Company as shall serve from time to time.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominees named above as  directors.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 5
RE-APPOINTMENT OF AUDITORS
(Item 5 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2010, we paid Kost, Forer, Gabbay & Kasierer approximately $289,000 for auditing and audit related services and $59,000 for tax related services.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 6
REVIEW OF
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2010 and the related auditor’s report in respect thereof will be presented and discussed.

Our auditors’ report, consolidated financial statements, and our annual report on Form 20-F for the year ended December 31, 2010 (filed with the SEC on March 24, 2011), may be viewed on our website – www.radware.com - or through the SEC’s website at www.sec.gov. None of the auditors’ report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F  FOR THE YEAR ENDED DECEMBER 31, 2010, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 7
OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2011 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/Roy Zisapel

ROY ZISAPEL
President and Chief Executive Officer

Dated:  July 28, 2011

APPENDIX A

Articles 46, 69 and 70 of the Company’s Articles of Association
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

46.           Meetings

(a)           The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b)           Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors ~~but not less than five (5) days' notice (oral or written) shall be given of any meeting so convened~~.  Notice of a meeting of the Board of Directors shall be delivered to all its members at a reasonable time before the meeting, but not less than forty eight (48) hours prior to the time set for any such meeting. Notwithstanding the foregoing, in urgent matters, the Board of Directors may be convened for a meeting without notice with the consent of a majority of the Directors.

(c)           A notice shall be delivered (via mail, facsimile, electronic mail or otherwise) to the Director's address that was given to the Company in advance. The failure to give notice to a Director in the manner required hereby may be waived by such Director.

69.           Notices

(a)           Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid registered mail (airmail if sent to a place outside Israel) addressed to such member at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents.  Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address.  Any such notice or other document shall be deemed to have been served two (2) business days after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than two days or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the General Manager), provided, however, that notice may be sent by cablegram, telex, telecopier (facsimile) or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram, telex, telecopy or other electronic communication has been sent or when actually received by such member (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 69(a).

(b)           All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

(c)           Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)           Notwithstanding any contrary provision herein, notice by the Company of a General Meeting which is either (A) published in two daily newspapers in Israel and in one daily newspaper in the United States, or (B) published in one international wire service or filed or furnished to the U.S. Securities and Exchange Commission, shall be deemed to have been duly given on the date of such publication (or filing) to any shareholder, wherever located ~~to any member whose address as registered in the Register of Members is located in the State of Israel~~.

(e)           Where a given number of days' notice, or notice extending over any period, is required to be given, the day of service or mailing, actual transmission, delivery date or publication date as well as the date of the General Meeting shall be counted in such number of days or other period.

70.           Insurance and Indemnity

(a)           For purposes of these Articles, the term "Office Holder" shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as "Nosei Misra" in the Companies Law.

(b)           The Company may insure the liability of any Office Holder therein to the fullest extent permitted by the Companies Law. Without derogating from the foregoing, the Company may enter ~~to the extent permitted by the Companies Law~~ into a contract for the insurance of all or part of the liability of any Office Holder, in respect of a liability imposed on him as a result of an act done by him in his capacity as an Office Holder of the Company in any of one of the following:

(i)            a breach of his duty of care to the Company or to another person;

(ii)           a breach of his ~~fiduciary~~ duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii)          a financial obligation imposed on him in favor of another person ~~in respect of an act performed in his capacity as an Office Holder;~~

(iv)          a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968 (the "Securities Law"), if applicable, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(v)           Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

(c)           The Company may, to the fullest extent permitted by the Companies Law, indemnify an Office Holder. Without derogating from the aforesaid, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)            a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)           reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; ~~and~~

(iii)           reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent;

(iv)   a payment which he is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, if applicable, and expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(v)           any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder in the Company.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that, in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

(d)           Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from all or some of the Office Holder’s responsibility for liability resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(e)           The provisions of Articles 70(a), 70(b), 70(c) and 70(d) above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or  ~~in respect of~~ indemnification and/or exculpation (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification and/or exculpation of Office Holders shall be approved by the Audit Committee of the Company.

APPENDIX B

FORM OF REVISED INDEMNIFICATION LETTER
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

AGREEMENT, dated as of ___________________, between Radware Ltd., an Israeli company (the “Company”), and ________, a director and Office Holder of the Company (the “Indemnitee”).

WHEREAS,	Indemnitee is a director and/or Office Holder of the Company;

WHEREAS,	both the Company and Indemnitee recognize the risk of litigation and other claims being asserted against Office Holders of public companies;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify directors; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and Indemnitee’s reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company’s Board of Directors or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) permitted by law and as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:

1.            CERTAIN DEFINITIONS

1.1
Change in Control: shall be deemed to have occurred if: (i) any “person” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

1.2	Company: means Radware Ltd., and for the purpose of section 2 and the Events listed in Schedule A shall include subsidiaries, affiliates, local branches and representative offices or Radware Ltd.

1.3	Office Holder: as such term is defined in the Companies Law – 5759–1999.

1.4
Events: mean events which the Company’s Board of Directors determined, in light of the Company’s actual operations, to be foreseeable events which may expose the Indemnitee to liability or expense, as detailed in Schedule A to this Agreement.

1.5
Position: means the position of an Office Holder in the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof

2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1           The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on him/her with respect to the following:

2.1.1
monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court ~~for an act that the Indemnitee performed by virtue of being an Office Holder of the Company and/or holding any Position~~; and

2.1.2
reasonable litigation expenses, including attorney’s fees, expended by the Indemnitee as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; ~~and~~

2.1.3
reasonable costs of litigation, including attorneys’ fees, expended by the Indemnitee or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was acquitted, or in a criminal offense for which the Indemnitee was convicted and for which a proof of criminal intent is not required; and

2.1.4
a payment which he is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, if applicable, and expenses that he incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees.

The above indemnification shall apply to any act performed or failure to act by the Indemnitee in his/her capacity as an Office Holder of the Company or as the holder of any Position.

2.2
The Company’s indemnification undertaking pursuant to Section 2.1.1 shall cover the Events described in Schedule A hereto, and the indemnification amount payable by the Company under Section 2.1.1 for each Event shall be limited to the amounts set forth in Schedule A. The Company’s board of directors determined that the amounts set forth in Schedule A are reasonable considering the nature of the event.

2.3
If so requested by Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee’s reasonable litigation expenses, including attorneys’ fees, with respect to which Indemnitee is entitled to be indemnified under Section 2.1 above.

2.4
The Company’s obligation to indemnify Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the foregoing positions, whether or not Indemnitee is still an Office Holder of the Company or serving in any Position (the “Indemnification Period”).

3.	GENERAL LIMITATIONS ON INDEMNIFICATION

3.1
If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid, unless Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, in which event Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed. In addition, in such event the Company shall not be obligated to indemnify or advance any additional amounts to Indemnitee, unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement.

3.2
The Company  undertakes that in the event of a Change in Control of the Company, the Company’s obligations under this Agreement shall continue to be in effect following such Change in Control, such as by  ensuring that the party acquiring control of the Company shall independently undertake to continue in effect this Agreement or, if not applicable, enter into a similar agreement with Indemnitee on terms and conditions at least as favorable to Indemnitee as this Agreement, to maintain the provisions of the Articles of Association allowing indemnification, if applicable, and, in any event, to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and take any actions which may be necessary to secure such rights, including the execution of such documents necessary to enable the Company to effectively bring suit to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment (under any insurance policy or otherwise) of the amounts indemnified hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

Subject to the receipt of all the required approvals in accordance with the Israeli Law, including the approvals of the audit committee, the Board of Directors and to the  extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

8.1
Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding which may give rise to an indemnity claim by Indemnitee under this Agreement, Indemnitee will promptly notify the Company in writing of the commencement hereof; but the omission so to notify the Company will not release the Company from any liability which it may have under this Agreement.  With respect to any such action, suit or proceeding of which Indemnitee notifies the Company, and without derogating from Clause 2.1:

8.1.1	The Company will be entitled to participate therein at its own expense; and

8.1.2
Except as otherwise provided below, the Company (jointly with any other indemnifying party) will be entitled (but is not obligated) to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee.  After notice from the Company to Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below.  In the event the Company has assumed the defense as provided herein, Indemnitee shall have the right to engage a separate counsel in such action, suit or proceeding at his/her expense. The Company, however, will bear the expense or indemnify the Indemnitee for the fees of such separate counsel in the following events: (i) the engagement of counsel by Indemnitee has been authorized by the Company in writing and in advance; or (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action.

8.2
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent.  The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent.  Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he/she may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the Indemnification Period the rights of the then existing directors and Office Holders are more favorable to such directors or Office Holders than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

10.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives.  This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an Office Holder or director of the Company or of any other enterprise at the Company’s request.

11.	SEVERABILITY.

The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

12.	GOVERNING LAW, JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel-Aviv in any action related to this Agreement.

13.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement.  No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

RADWARE LTD.	Name:________________

By: ________________	Signature: ____________

Schedule A

1.
Negotiations, execution, delivery and performance of agreements on behalf of the Company, including, without derogating from the generality of the foregoing, claims for breach of contract, breach of warranty or false representations
~~$20,000,000~~ $45,000,000

2.	Without derogating from the above, acts and omissions in connection with the sale and/or purchase of assets, shares and/or legal entities, including any investments, mergers and acquisitions	~~$20,000,000~~ $45,000,000

3.	Anti-competitive acts and acts of commercial wrongdoing	~~$20,000,000~~ $45,000,000

4.	Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander	~~$20,000,000~~ $45,000,000

5.
Acts in regard of violation of copyrights, patents, trademarks, service marks, designs and any other intellectual property rights; Acts in connection with the intellectual property of the Company and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property
~~$20,000,000~~ $45,000,000

6.	~~Acts in regard of “Y2K” malfunctions~~ Reserved	 ~~$5,000,000~~

7.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision	~~$20,000,000~~ $45,000,000

8.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business	~~$20,000,000~~ $45,000,000

9.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or Nasdaq rules and other claims relating to relationships with investors and the investment community
~~$30,000,000~~ $50,000,000

10.	Without derogating from the above, any claim in connection with the offering of the Company’s securities to the public and/or based on a prospectus any other public filings made by the Company	~~$20,000,000~~ $45,000,000